EXHIBIT 99.1

18100 Von Karman Avenue Suite 500 Irvine, CA 92612 949.852.0700
NEWS RELEASE

Contact:	Jennifer Schmidt

Phone:	949.333.1721

Email:	jschmidt@steadfastcmg.com
STEADFAST INCOME REIT, INC. ANNOUNCES
RESULTS FOR THE PERIOD ENDED SEPTEMBER 30, 2011
Irvine, Calif., November 14, 2011 — Steadfast Income REIT, Inc. (the “Company”) announced today its operating results for the period ended September 30, 2011.
For the three and nine months ended September 30, 2011, revenues totaled approximately $1.8 million and $3.7 million, respectively, while net loss was approximately $0.7 million and $2.7 million, respectively. Total assets of the Company grew from approximately $20.2 million at December 31, 2010 to approximately $53.6 million at September 30, 2011.
Highlights:
The Company:

•
Generated modified funds from operations (“MFFO”), as defined by the Investment Program Association (IPA), of approximately $0.3 million and $0.2 million for the three and nine months ended September 30, 2011. (See the reconciliation of net loss to MFFO and accompanying notes contained within this release for additional information.)

•	Acquired one multifamily property containing 123 residential units for an aggregate purchase price of approximately $10.4 million during the three months ended September 30, 2011.

•
Increased its property portfolio as of September 30, 2011 to approximately $45.7 million through financing of approximately $32.6 million from secured debt and approximately $13.1 million from net proceeds from the sale of the Company's common stock.

•	Achieved an aggregate average occupancy at its property portfolio of 94.1% as of September 30, 2011 (see Exhibit A), up from 87.8% as of December 31, 2010.

•	Achieved an aggregate average monthly rental increase from $780 as of December 31, 2010 to $790 as of September 30, 2011.

•
Raised approximately $15.1 million in net proceeds from the sale of approximately 1.8 million shares of common stock in its public offering during the nine months ended September 30, 2011 and raised approximately $29.0 million in the aggregate from the Company's private and public offerings of common stock through September 30, 2011.

The Company has an active pipeline of potential property acquisitions and the Company's board of directors has approved the pursuit of three multifamily properties. The acquisition of one or all of these properties is subject to substantial conditions including, without limitation, the Company's ability to obtain financing on acceptable terms, or at all. There is no guaranty that the Company will be successful in acquiring one or all of these properties.
"In each of our five acquisitions, we have been able to capitalize on the opportunities presented to us in the current marketplace", said Kyle Winning, Chief Investment Officer of the Company's advisor. "We believe our properties have advanced our strategy while also allowing us to implement various operational and strategic initiatives to preserve invested capital and realize capital appreciation over the long term."
Conference Call
The Company will host a conference call on Wednesday, November 16, 2011 at 4:00 P.M. Eastern Time to discuss its operating results for the period ended September 30, 2011.
Live Conference Call Details
Domestic toll-free dial-in number: (877) 317-6789
Canada toll-free dial-in number: (866) 605-3852
International dial-in Number: (412) 317-6789
Details for the Replay of the Conference Call
Domestic toll-free dial-in number: (877) 344-7529
International Dial-In Number: (412) 317-0088
Conference ID for Replay: 10002577
Dates Available: November 16, 2011 at 6:00 PM ET to December 1, 2011 at 9:00 AM ET
An audio replay of the call will be accessible through the Investor Information page of the Company's web site at www.steadfastreits.com.

About Steadfast Income REIT
     Steadfast Income REIT is a real estate investment trust that was formed to acquire and operate a diverse portfolio of real estate investments focused primarily on the multifamily sector, including stable, income-producing and value-added properties.
     Steadfast Income REIT is sponsored by Steadfast REIT Investments, LLC, an affiliate of Steadfast Companies, an Orange County, Calif.-based group of affiliated real estate investment and operating companies that acquire, develop and manage real estate in the U.S. and Mexico.
###
This release contains certain forward-looking statements. Words such as "anticipates", "expects", "intends", "plans", "believes", "seeks", "estimates", "may" and "should" and their variations identify forward-looking statements. Because such statements include risks, uncertainties and contingencies, actual results may differ materially from those expressed or implied by such forward-looking statements and you should not place undue reliance on any such statements. A number of important factors could cause actual results to differ materially from the forward-looking statements contained in this release. Such factors include those described in the Risk Factors section of the Annual Report on Form 10-K for Steadfast Income REIT, Inc. Forward-looking statements in this document speak only as of the date on which such statements were made, and the company undertakes no obligation to update any such statements that may become untrue because of subsequent events. Such forward-looking statements are subject to the safe harbor protection for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.
THIS PRESS RELEASE SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SECURITIES.

FINANCIAL TABLES, NOTES AND EXHIBITS FOLLOW

STEADFAST INCOME REIT, INC.
CONSOLIDATED BALANCE SHEETS

	September 30, 2011	December 31, 2010
	(Unaudited)
ASSETS
Assets:
Real Estate:
Land	$3,709,325	$758,600
Building and improvements	40,191,261	15,569,680
Tenant origination and absorption costs	1,867,856	1,224,044
Total real estate, cost	45,768,442	17,552,324
Less accumulated depreciation and amortization	(2,390,610)	(540,572)
Total real estate, net	43,377,832	17,011,752
Cash and cash equivalents	9,040,820	2,858,197
Restricted cash	543,262	—
Rents and other receivables	220,120	119,210
Deferred financing costs and other assets, net	399,872	182,523
Total assets	$53,581,906	$20,171,682
LIABILITIES AND EQUITY
Liabilities:
Accounts payable and accrued liabilities	$1,239,770	$831,501
Notes payable	32,556,045	11,650,000
Distributions payable	162,703	63,566
Due to affiliates, net	467,691	381,910
Total liabilities	34,426,209	12,926,977
Commitments and contingencies
Redeemable common stock	376,528	57,827
Equity:
Stockholders’ Equity:
Preferred stock, $0.01 par value per share; 100,000,000 shares authorized, no shares issued and outstanding	—	—
Common stock, $0.01 par value per share; 999,999,000 shares authorized, 3,021,030 and 1,184,283 shares issued and outstanding at September 30, 2011 and December 31, 2010, respectively	30,210	11,843
Convertible stock, $0.01 par value per share; 1,000 shares authorized, 1,000 shares issued and outstanding as of September 30, 2011 and December 31, 2010	10	10
Additional paid-in capital	24,790,240	9,568,008
Cumulative distributions and net losses	(6,041,291)	(2,392,983)
Total stockholders’ equity	18,779,169	7,186,878
Noncontrolling interest	—	—
Total equity	18,779,169	7,186,878
Total liabilities and equity	$53,581,906	$20,171,682

STEADFAST INCOME REIT, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2011	2010	2011	2010
Revenues:
Rental income	$1,629,652	$263,425	$3,367,794	$263,425
Tenant reimbursements and other	147,834	14,226	365,238	14,226
Total revenues	1,777,486	277,651	3,733,032	277,651
Expenses:
Operating, maintenance and management	629,735	86,087	1,323,773	86,087
Real estate taxes and insurance	321,444	46,137	533,137	46,137
Fees to affiliates	355,698	217,408	868,382	217,408
Depreciation and amortization	629,085	175,558	1,850,038	175,558
Interest expense	375,346	56,799	759,431	56,799
General and administrative expenses	56,894	375,208	580,310	753,963
Other acquisition costs	140,241	101,992	478,432	149,507
	2,508,443	1,059,189	6,393,503	1,485,459
Net loss	(730,957)	(781,538)	(2,660,471)	(1,207,808)
Net loss attributable to noncontrolling interest	—	1,000	—	1,000
Net loss attributable to common stockholders	$(730,957)	$(780,538)	$(2,660,471)	$(1,206,808)
Net loss per common share — basic and diluted	$(0.29)	$(1.15)	$(1.40)	$(3.30)
Weighted average number of common shares outstanding — basic and diluted	2,525,536	680,632	1,896,815	365,924
Distributions declared per common share	$0.176	$0.096	$0.523	$0.096

Steadfast Income REIT, Inc.
Non-GAAP Measures - FFO and MFFO Reconciliation
For the Three and Nine Months Ended September 30, 2011
GAAP basis accounting for real estate assets utilizes historical cost accounting and assumes real estate values diminish over time. Since real estate values historically rise and fall with market conditions, presentation of operating results of a real estate investment trust (REIT), using historical accounting for depreciation, may be less informative. In an effort to overcome the difference between real estate values and historical cost accounting for real estate assets, the Board of Governors of the National Association of Real Estate Investment Trusts (NAREIT) established the measurement tool of funds from operations ("FFO"). Since its introduction, FFO has become a widely used non-GAAP financial measure among REITs. The Company believes that FFO is helpful to its management and investors as an additional measure of the performance of an equity REIT. The Company computes FFO in accordance with standards established by the Board of Governors of NAREIT in its April 2002 White Paper, which is referred to as the “White Paper,” and related implementation guidance, which may differ from the methodology for calculating FFO utilized by other equity REITs, and, accordingly, may not be comparable to such other REITs. The White Paper defines FFO as net income (loss) (computed in accordance with GAAP), excluding gains (or losses) from sales of property, plus real estate related depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures.
In addition to FFO, the Company uses modified funds from operations ("MFFO") as a non-GAAP supplemental financial performance measure to evaluate its operating performance. The Company defines MFFO consistent with the Investment Program Association’s Guideline 2010-01, Supplemental Performance Measure for Publicly Registered Non-Listed REITs: Modified Funds from Operations. MFFO includes funds generated by the operations of the Company's real estate investments and funds used in the Company's operations. MFFO is based on FFO, but includes certain additional adjustments which the Company believes are necessary due to changes in the accounting and reporting rules under GAAP that have been put into effect since the establishment of NAREIT’s definition of FFO. These changes have prompted a significant increase in the magnitude of non-cash and non-operating items included in FFO, as defined. Such items include acquisition fees and expenses, amortization of above and below market intangible lease assets and liabilities, the effects of straight-line rent revenue recognition, accretion of discounts and amortization of premiums on debt investments, non-cash impairment charges of real estate related investments, gains and losses on the extinguishment or sale of debt or hedges, fair value adjustments to derivative instruments that do not qualify for hedge accounting treatment, adjustments related to contingent purchase price obligations and adjustments for consolidated and unconsolidated partnerships and joint ventures.
The Company believes MFFO is useful to investors in evaluating how the assets in the Company's current portfolio might perform after its offering and acquisition stage has been completed and, as a result, may provide an indication of the sustainability of the Company's distributions in the future. However, as described in greater detail below, many of the adjustments to MFFO are similar to adjustments required by SEC rules for the presentation of pro forma business combination disclosures, particularly acquisition expenses, gains or losses recognized in business combinations and other activity not representative of future activities. Because MFFO is primarily affected by the same factors as FFO but without non-operating changes, particularly valuation changes, the Company believes the presentation of MFFO is useful to investors because fluctuations in MFFO are more indicative of changes in operating activities. MFFO is also more comparable in evaluating the Company's performance over time and as compared to other real estate companies, which may not be as involved in acquisition activities or as affected by impairments and other non-operating charges.
MFFO has limitations as a performance measure in an offering such as the Company's where the price of a share of common stock is a stated value and there is no net asset value determination during the offering stage and for a period thereafter. MFFO is useful in assisting management and investors in assessing the sustainability of operating performance in future operating periods, and in particular, after the offering and acquisition stages are complete and net asset value is disclosed. MFFO is not a useful measure in evaluating net asset value because impairments are taken into account in determining net asset value but not in determining MFFO. Investors are cautioned that due to the fact that impairments are based on estimated future undiscounted cash flows and the relatively limited term of the Company's operations, it could be difficult to recover any impairment charges.
FFO or MFFO should not be considered as an alternative to net income (loss), nor as indications of the Company's liquidity, nor are they either indicative of funds available to fund the Company's cash needs, including its ability to make distributions. In particular, as the Company is currently in the acquisition phase of its life cycle, acquisition costs and other adjustments which are increases to MFFO are, and may continue to be, a significant use of cash. MFFO also excludes impairment charges, rental revenue adjustments and unrealized gains and losses related to certain other fair value adjustments. Although the related holdings are not held for sale or used in trading activities, if the holdings were sold currently, it could affect the Company's operating results. Accordingly, both FFO and MFFO should be reviewed in connection with other GAAP measurements. The Company's FFO and MFFO as presented may not be comparable to amounts calculated by other REITs.
The Company's calculation of FFO and MFFO is presented in the following table for the three and nine months ended September 30, 2011:

	For the Three Months Ended September 30, 2011	For the Nine Months Ended September 30, 2011
Reconciliation of net loss to MFFO:
Net loss	$(730,957)	$(2,660,471)
Depreciation of real estate assets	354,348	723,953
Amortization of lease-related costs	274,737	1,126,085
FFO	(101,872)	(810,433)
Acquisition fees and expenses	352,767	1,053,641
MFFO	$250,895	$243,208

EXHIBIT A

Monthly Portfolio Snapshot	|	September 2011

Property		Location	Total Units	Non-Revenue Units	Rentable Units	Average Occupied Units	Average % Occupied	% Leased
Multi-Family
Arbor Pointe		Louisville, KY	130	—	130	126	96.9%	97.4%
Clarion Park		Olathe, KS	220	1	219	215	97.7%	99.3%
Cooper Creek		Louisville, KY	123	—	123	105	85.4%	88.0%
Lincoln Tower		Springfield, IL	190	2	188	182	95.8%	98.5%
Park Place		Des Moines, IA	147	—	147	134	91.2%	95.0%
Total			810	3	807	762	94.1%	95.6%

			Total Square Footage	Occupied Square Footage	% Occupied
Commercial
Lincoln Tower Commercial		Springfield, IL	8,995	8,609	95.7%

DEFINITIONS OF PORTFOLIO PERFORMANCE METRICS

Total Units:	Number of units per property at the end of the reporting period.

Non-Revenue Units:	Number of model units or other non-revenue administrative units.

Rentable Units:	Total Units less Non-Revenue Units at the end of the reporting period.

Average Occupied Units:	Number of units occupied based on a weekly average during the reporting period.

Average Percent Occupied:	Percent of units occupied (Average Occupied Units divided by Total Units).

Percent Leased:	Percent of Total Units leased at the end of the reporting period (number of leased units divided by Total Units).

Total Square Footage:	Total square footage of commercial property at the end of the reporting period.

Occupied Square Footage:	Total square footage of commercial property occupied at the end of the reporting period.

Percent Occupied:	Percent of square footage occupied (Occupied Square Footage divided by Total Square Footage).

Monthly Portfolio Snapshot	|	August 2011

Property		Location	Total Units	Non-Revenue Units	Rentable Units	Average Occupied Units	Average % Occupied	% Leased
Multi-Family
Arbor Pointe		Louisville, KY	130	—	130	123	94.6%	98.7%
Clarion Park		Olathe, KS	220	1	219	217	98.6%	100.0%
Cooper Creek		Louisville, KY	123	—	123	108	87.8%	91.1%
Lincoln Tower		Springfield, IL	190	2	188	185	97.4%	99.2%
Park Place		Des Moines, IA	147	—	147	135	91.8%	93.5%
Total			810	3	807	768	94.8%	96.5%

			Total Square Footage	Occupied Square Footage	% Occupied
Commercial
Lincoln Tower Commercial		Springfield, IL	8,995	8,111	90.2%

DEFINITIONS OF PORTFOLIO PERFORMANCE METRICS

Total Units:	Number of units per property at the end of the reporting period.

Non-Revenue Units:	Number of model units or other non-revenue administrative units.

Rentable Units:	Total Units less Non-Revenue Units at the end of the reporting period.

Average Occupied Units:	Number of units occupied based on a weekly average during the reporting period.

Average Percent Occupied:	Percent of units occupied (Average Occupied Units divided by Total Units).

Percent Leased:	Percent of Total Units leased at the end of the reporting period (number of leased units divided by Total Units).

Total Square Footage:	Total square footage of commercial property at the end of the reporting period.

Occupied Square Footage:	Total square footage of commercial property occupied at the end of the reporting period.

Percent Occupied:	Percent of square footage occupied (Occupied Square Footage divided by Total Square Footage).

Monthly Portfolio Snapshot	|	July 2011

Property		Location	Total Units	Non-Revenue Units	Rentable Units	Average Occupied Units	Average % Occupied	% Leased
Multi-Family
Arbor Pointe		Louisville, KY	130	—	130	124	95.4%	96.9%
Clarion Park		Olathe, KS	220	1	219	216	98.2%	99.6%
Lincoln Tower		Springfield, IL	190	2	188	181	95.3%	99.2%
Park Place		Des Moines, IA	147	—	147	136	92.5%	95.4%
Total			687	3	684	657	95.6%	97.8%

			Total Square Footage	Occupied Square Footage	% Occupied
Commercial
Lincoln Tower Commercial		Springfield, IL	8,995	8,111	90.2%

DEFINITIONS OF PORTFOLIO PERFORMANCE METRICS

Total Units:	Number of units per property at the end of the reporting period.

Non-Revenue Units:	Number of model units or other non-revenue administrative units.

Rentable Units:	Total Units less Non-Revenue Units at the end of the reporting period.

Average Occupied Units:	Number of units occupied based on a weekly average during the reporting period.

Average Percent Occupied:	Percent of units occupied (Average Occupied Units divided by Total Units).

Percent Leased:	Percent of Total Units leased at the end of the reporting period (number of leased units divided by Total Units).

Total Square Footage:	Total square footage of commercial property at the end of the reporting period.

Occupied Square Footage:	Total square footage of commercial property occupied at the end of the reporting period.

Percent Occupied:	Percent of square footage occupied (Occupied Square Footage divided by Total Square Footage).